UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2018

Connecticut Water Service, Inc.

(Exact name of registrant as specified in its charter)

Connecticut	0-8084	06-0739839
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

93 West Main Street Clinton, CT	06413
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 860-669-8636

Not Applicable

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 30, 2018, Connecticut Water Service, Inc., a Connecticut corporation (the “Company”), SJW Group, a Delaware corporation (“SJW Group”), and Hydro Sub, Inc., a Connecticut corporation and a direct wholly owned subsidiary of SJW Group (“Merger Sub”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”). The Amended and Restated Merger Agreement amended and restated the Agreement and Plan of Merger, dated as of March 14, 2018, among the Company, SJW Group and Merger Sub (the “Original Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SJW Group.

The Amended and Restated Merger Agreement provides the Company with a 45-day period (the “go-shop period”), commencing on May 31, 2018 and concluding at 11:59 p.m. Eastern Time on July 14, 2018, during which the Company has the right to solicit alternative proposals from third parties, engage in discussions regarding such proposals, furnish certain information (including non-public information) in connection with such proposals, and otherwise cooperate with efforts to make such proposals (the “go-shop process”). The Amended and Restated Merger Agreement also permits the Company to continue discussions with any party who submits a proposal by the end of the go-shop period if the Company’s board of directors determines in good faith, after consultation with outside counsel and the Company’s financial advisor, that the proposal constitutes or is reasonably likely to lead to a superior proposal (as defined in the Amended and Restated Merger Agreement), until the earlier of (1) a withdrawal of the proposal, (2) a determination in good faith by the Company’s board of directors, after consultation with outside counsel and the Company’s financial advisor, that the proposal no longer constitutes or is reasonably likely to lead to a superior proposal and (3) 11:59 p.m. Eastern Time on the 30th day following the end of the go-shop period. Before the Company is entitled to change its recommendation in order to accept a superior proposal, SJW Group has the right, over a period of five business days (which was extended in the Amended and Restated Merger Agreement from 96 hours in the Original Merger Agreement), to propose changes to the terms of the Amended and Restated Merger Agreement and, if requested by SJW Group, the Company is required to engage with SJW Group in good faith negotiations regarding any changes to the terms of the Amended and Restated Merger Agreement proposed by SJW Group. If any amendment is made to the financial terms or any other material terms of the superior proposal which forms the basis of the intention of the Company’s board of directors to change its recommendation, SJW Group has the right to propose changes and negotiate with the Company for an additional three business days (which was extended in the Amended and Restated Merger Agreement from 72 hours in the Original Merger Agreement).

The Amended and Restated Merger Agreement also provides for an extension to 15 months (from 12 months in the Original Merger Agreement) of the time period for the cash termination fee in the amount of $28.1 million that the Company will be required to pay to SJW Group if each of the following three events occurs: (1) an alternative proposal is made to the Company or becomes publicly known, or an intention to make such a proposal is publicly announced and not publicly withdrawn, after the date of the Original Merger Agreement and prior to the special meeting of the Company’s shareholders to vote on the Merger, (2) the Amended and Restated Merger Agreement is thereafter terminated by (A) either SJW Group or the Company because the Merger has not closed by March 14, 2019 (if the special meeting of the Company’s shareholders to vote on the Merger has not been held) or the Company’s shareholders fail to approve the Merger, or (B) SJW Group because the Company materially breaches the Amended and Restated Merger Agreement; and (3) within 15 months of such termination of the Amended and Restated Merger Agreement, the Company enters into a definitive agreement to consummate or consummates an alternative proposal.

There can be no assurance that the go-shop process will result in a superior proposal. The Company does not intend to disclose developments with respect to the go-shop process until after the conclusion of the go-shop period.

The Amended and Restated Merger Agreement and the above description of the Amended and Restated Merger Agreement have been included to provide investors with information regarding the terms of the Amended and Restated Merger Agreement. It is not intended to provide any other factual information about the Company, SJW Group or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amended and Restated Merger Agreement were made only for purposes of the Amended and Restated Merger Agreement as of specific dates, were solely for the benefit of the parties to the Amended and Restated Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Amended and Restated Merger Agreement and the Original Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or SJW Group.

The Amended and Restated Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the annual reports on Form 10-K and quarterly reports on Form 10-Q of the Company, the Registration Statement on Form S-4 containing a joint proxy statement/prospectus filed by SJW Group with the Securities and Exchange Commission (“SEC”) on April 25, 2018 in connection with the Merger, and any future amendments thereto, and other documents that the parties file with the SEC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, SJW Group or any of their respective subsidiaries, affiliates or businesses.

The foregoing description of the Amended and Restated Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 31, 2018, the Company issued a press release announcing its entry into the Amended and Restated Merger Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The information under this Item 7.01 of this current report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and, as a result, such information shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, among the Company, SJW Group and Merger Sub.

99.1	Press Release, dated May 31, 2018, issued by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONNECTICUT WATER SERVICE, INC.
(Registrant)

Date: May 31, 2018	By:	/s/ David C. Benoit
David C. Benoit
President and Chief Executive Officer